Exhibit 99.1

WoWo Limited Reports Financial Results for the Fourth Quarter and Fiscal Year 2014

BEIJING, China, May 13, 2015 — WoWo Limited (“WoWo” or the “Company”) (NASDAQ: WOWO), a leading e-commerce platform serving local lifestyle services merchants and consumers in China, today announced its financial results for the fourth quarter and fiscal year 2014.

Fourth Quarter 2014 Financial Highlights

•                  Net revenues in the fourth quarter of 2014 were $9.4 million, an increase of 9.4% from $8.6 million in the same quarter of 2013. Net revenues from storefront fees in the fourth quarter of 2014 increased by 46.4% from $3.2 million in the fourth quarter 2013 to $4.8 million in the fourth quarter of 2014. The percentage of net revenues from storefront fees increased from 37.6% in the fourth quarter of 2013 to 50.4% in the same quarter of 2014.

•                  Gross margin in the fourth quarter of 2014 increased to 83.9% from 78.6% in the same quarter of 2013.

•                  Non-GAAP operating expenses (note 1) decreased 13.7% from $17.6 million in the fourth quarter of 2013 to $15.2 million in the same quarter of 2014.

•                  Non-GAAP net loss attributable to WoWo Limited (note 1) was $7.3 million in the fourth quarter of 2014, compared to $10.8 million in the same quarter of 2013.

•                  The number of merchant clients online in the 2014 fourth quarter increased by 53.3% to 117,889 in the fourth quarter of 2014 from 76,910 in the fourth quarter of 2013.

•                  Total number of subscribers increased by 33.8% to 36.0 million at the end of the 2014 fourth quarter from 26.9 million at the end of 2013.

Mr. Maodong Xu, Chairman & Chief Executive Officer of WoWo Limited, commented, “We were pleased to report strong fourth quarter results.  We are making excellent progress growing our merchant base and ramping up monetization as our merchants have embraced the implementation of the one-stop shopping experience upgrade we rolled out in the third quarter of 2014. In April 2015, WoWo successfully completed its IPO on Nasdaq, becoming one of the first publicly-traded China-based companies focused on local lifestyle service ecommerce to be listed in the US markets. We believe our U.S. listing can enhance our brand recognition, expand our merchant and user base, attract employee talent, and increase the confidence of our current and future business partners.”

“As we look ahead, we are confident that our platform upgrade and new value added services will drive our revenue growth in 2015. We will continue to focus on growing our merchant base, optimizing our product ecosystem, enhancing user experience and increasing monetization in 2015.  For example, we intend to launch a new technology upgrade that enables merchants to open and manage their online stores on our platform using their own smart phones. We believe such initiatives can substantially increase the total number of online merchants on WoWo’s platform and ultimately lead to higher levels of paying merchants. We are pleased to meet the needs of local merchants for alternative sales channels to expand their customer base, representing significant monetization potential for WoWo along the way.” concluded Mr. Xu.

Fourth Quarter and Fiscal Year 2014 Financial Performance

Net revenues

	2013Q4%		2014Q4%		YoY %
Net revenues
Storefront fees	3,245	37.6%	4,752	50.4%	46.4%
Commissions	5,375	62.4%	4,679	49.6%	-12.9%
Total net revenues	8,620	100.0%	9,431	100.0%	9.4%

Total net revenues increased to $9.4 million in the fourth quarter of 2014, representing an increase of 9.4% from $8.6 million in the same quarter of 2013. The increase was primarily driven by the increase of storefront fees which is a healthier and more sustainable revenue stream for the Company. The percentage of net revenues from storefront fees increased from 37.6% in the fourth quarter of 2013 to 50.4% in the same quarter of 2014.

•                  Net revenues from storefront fees increased to $4.8 million in the fourth quarter of 2014, representing an increase of 46.4% from $3.2 million in the same quarter of 2013. The increase was primarily driven by the increase in the number of paying merchants who have been receptive to the implementation of the one-stop shopping experience upgrade the Company rolled out in the third quarter of 2014.

•                  Net revenues from commissions decreased by 12.9% from $5.4 million in the fourth quarter of 2013 to $4.7 million in the same quarter of 2014. The decrease in commission revenues was mostly due to the Company’s efforts to lower the take rate (or commission rate) to attract more merchants to WoWo platform. The number of merchants on its platform increased by 53.3% to 117,889 in the fourth quarter of 2014 from 76,910 in the fourth quarter of 2013. Net commission revenues were also impacted by the Company’s support of in-store payment by customers to ensure superior customer experience, which was not included in gross billings, and therefore did not contribute to total net revenues.

For the fiscal year 2014, while net revenues decreased by 17.0% to $30.1 million from $36.3 million in 2013, net revenues from storefront fees increased by 20.9% from $10.0 million in 2013 to $12.1 million in 2014.

Gross profit in the fourth quarter of 2014 was $7.9 million, representing an increase of 16.8% from $6.8 million in the same quarter of 2013. For fiscal year 2014, gross profit was $23.0 million, representing a decrease of 22.4% from $29.7 million in the prior year. Gross margin for the fourth quarter of 2014 increased to 83.9% from 78.6% in the same quarter of 2013. Gross margin for the full year 2014 decreased from 81.8% in the prior year to 76.6%.

Total operating expenses in the fourth quarter of 2014 decreased by 12.5% from $17.8 million in the same quarter of 2013 to $15.6 million. Non-GAAP operating expenses in the fourth quarter were $15.2 million, representing a decrease of 13.7% from $17.6 million in the same quarter of 2013. The decrease reflects the Company’s efforts to achieve economies of scale, lower marketing and selling, general and administrative expenses and leverage its strong revenue growth.

•                  Marketing expenses decreased by 7.4% from $2.3 million in the fourth quarter of 2013 to $2.2 million in the same quarter of 2014, primarily because the Company reduced spending on certain low performance online advertising channels. Non-GAAP marketing expenses were $2.2 million, representing a decrease of 7.8% from $2.3 million in the fourth quarter of 2013.

•                  Selling, general and administrative expenses decreased by 0.2% from $13.5 million in the fourth quarter of 2013 to $13.4 million in the same quarter of 2014. Non-GAAP selling, general and administrative expenses decreased by 1.5% from $13.2 million in the fourth quarter of 2013 to $13.0 million in the same quarter of 2014. The decrease of selling, general and administrative expenses was primarily driven by a lower provision for bad debts related to prepayments to merchants during the fourth quarter of 2013.

Total operating expenses for fiscal year 2014 were $66.7 million, an increase of 8.0% from prior year. This was mainly due to increases in marketing, selling, general and administrative expenses associated with the share-based compensation charges, partially offset by a decrease in impairment of intangible assets. Non-GAAP operating expenses for the fiscal year 2014 were $60.9 million, a slight increase of 0.2% from $60.8 million in 2013.

Loss from operations in the fourth quarter of 2014 decreased to $7.7 million from $11.1 million in the same quarter of 2013. Non-GAAP loss from operations in the fourth quarter of 2014 decreased to $7.3 million from $10.8 million in the same quarter of 2013. For fiscal year 2014, loss from operations was $43.7 million, compared to $32.1 million in the prior year. Non-GAAP loss from operations was $37.9 million, compared to $31.2 million in 2013.

Net loss attributable to WoWo Limited in the fourth quarter of 2014 was $7.7 million, compared to $11.1 million in the same quarter of 2013. Non-GAAP net loss attributable to WoWo Limited was $7.3 million in the fourth quarter of 2014, compared to $10.8 million in the same quarter of 2013. Net loss per diluted ADS (American depositary shares, each of which represents 18 ordinary shares) attributable to ordinary shareholders was $0.55 in the fourth quarter of 2014 compared to $0.74 in the same quarter of 2013.

For fiscal year 2014, net loss attributable to WoWo Limited was $43.9 million, while non-GAAP net loss attributable to WoWo Limited was $38.1 million.

For the quarter and fiscal year ended December 31, 2014, the Company’s weighted average number of ADS used in computing loss per ADS was both 16,882,591.

Recent Developments

•                      On April 8, 2015, the Company successfully listed its ADSs (each ADS representing 18 ordinary shares) on the NASDAQ Global Market. The Company issued 4,000,000 ADSs in the initial public offering and additional 220,000 ADSs upon the underwriters’ exercise of the over-allotment option. Net proceeds from the initial public offering after deduction of the underwriting commissions and professional services fees were $37.3 million.

•                      During the fourth quarter of 2014 and first quarter of 2015, the Company continued to expand the service functions for its merchant base by adding new service providers in specific vertical sectors onto the WOWO platform.  These include Ctrip, a leading online travel agency in China; Guevara, a leading cinema ticketing service provider and Mtime, a leading theater network company.  Adding these additional providers enable WoWo’s merchants to provide more services to their customers, enriching the customer shopping experience and increasing their sales opportunities going forward.

•                      The Company is rolling out more value-added services including a new technology upgrade that enables merchants to open and manage their online stores on WoWo’s platform using their own smart phones.

Outlook for the First Quarter of 2015

The 2015 first quarter is typically the weakest season for China’s e-commerce industry as the Chinese New Year holiday occurs during this period. For the first quarter of 2015, the Company expects revenues to be between $6.5 million and $6.8 million, representing a year-over-year increase of 18% to 23%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call at 8:30 a.m. ET on Thursday, May 14, 2015, which is 8:30 p.m., Beijing Time on the same day, to discuss fourth quarter and fiscal year 2014 results and answer questions from investors. Listeners may access the call by dialing:

US: 1-855-298-3404
China: 400-120-0539
HK: 800-905-927
Passcode: 3605861

A telephone replay will be available one hour after the conclusion of the conference call through May 20, 2015. The dial-in details are:

US: 1-866-846-0868
China: 400-184-2240
HK: 800-966-697
Passcode: 3605861

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.55.com/.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP marketing expense, selling, general and administrative expense, operating expenses, loss from operations, and net loss attributable to WoWo Limited) which is adjusted from results based on U.S. GAAP to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

About WoWo Limited

WoWo Limited (“WoWo”) operates China’s leading e-commerce platform on both www.55.com and our mobile applications, focusing on local entertainment and lifestyle services such as restaurants, movie theaters and beauty salons. We help merchants create their own online stores to make direct sales. We do not engage in direct sales. We provide a one-stop platform where merchants make direct sales, price dynamically and achieve customer management. In the fourth quarter of 2014, we had 117,889 merchant clients featuring over 486,350 service offerings. As of December 31, 2014, we had 36.0 million subscribers and 19.6 million activated WoWo Mobile App installed on mobile devices.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about WoWo’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as WoWo’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. WoWo’s plan to enhance subscriber experience, upgrade infrastructure and increase service offerings might not be well received. WoWo might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and WoWo does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

WoWo Limited.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months		Years
	ended December 31,		ended December 31,
	2013	2014	2013	2014
Net revenues	8,620	9,431	36,253	30,073
Cost of revenues	1,844	1,519	6,583	7,040
Gross profit	6,776	7,912	29,670	23,033
Operating expenses:
Marketing	2,349	2,176	10,426	11,254
Selling, general and administrative	13,455	13,433	49,280	55,447
Impairment of intangible assets	2,035	—	2,035	—
Total operating expenses	17,839	15,609	61,741	66,701
Loss from operations	(11,063)	(7,697)	(32,071)	(43,668)
Interest income	1	1	44	7
Interest expense	(29)	—	(137)	(12)
Other expenses, net	(34)	(46)	(89)	(196)
Loss before provision for income taxes	(11,125)	(7,742)	(32,253)	(43,869)
Less: Net loss attributable to noncontrolling interests	—	(13)	—	(13)
Provision for income tax benefits	(75)	—	(81)	—
Net loss attributable to WoWo Limited	(11,050)	(7,729)	(32,172)	(43,856)
Accretion for Series A-1, A-2 and B convertible redeemable preferred shares	1,411	1,529	37,642	40,814
Net loss attributable to holders of ordinary shares of WoWo Limited	(12,461)	(9,258)	(69,814)	(84,670)

Net loss per ordinary shares
Basic	(0.04)	(0.03)	(0.23)	(0.28)
Diluted	(0.04)	(0.03)	(0.23)	(0.28)
Weighted average shares used in calculating net loss per ordinary shares
Basic	303,886,640	303,886,640	303,886,640	303,886,640
Diluted	303,886,640	303,886,640	303,886,640	303,886,640

WoWo Limited.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31,	December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	419	1,646
Accounts receivable, net	1,722	1,226
Amounts due from related parties	4	—
Prepaid expenses and other current assets	9,495	7,434
Total current assets	11,640	10,306
Property and equipment, net	4,086	2,574
Goodwill	7,649	7,464
Total assets	23,375	20,343
Current liabilities:
Accounts payable	13,437	22,680
Advance from customers	28,691	22,704
Accrued expenses and other current liabilities	26,345	21,669
Short-term loan	1,652	—
Income tax payable	45	44
Amounts due to related parties	26,255	404
Total current liabilities	96,425	67,501
Non-current liabilities:
Amounts due to related parties	—	61,965
Total liabilities	96,425	129,466
Mezzanine equity	83,839	124,653
Total WoWo Limited shareholders’ deficit	(156,889)	(233,819)
Noncontrolling interest	—	43
Total deficit	(156,889)	(233,776)
Total liabilities, mezzanine equity and deficit	23,375	20,343

WoWo Limited.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1. Reconciliation of Non-GAAP marketing expense, selling, general and administrative, total operating expense, loss from operations, and net loss attributable to WoWo Limited to comparable GAAP measures.

	Three months				Three months
	ended December 31, 2013				ended December 31, 2014
				Non-				Non-
	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP
Operating expenses:
Marketing	2,349	12	(a)	2,337	2,176	22	(b)	2,154
Selling, general and administrative	13,455	214	(a)	13,241	13,433	390	(b)	13,043
Total operating expenses	17,839	228	(a)	17,611	15,609	417	(b)	15,192
Loss from operations	11,063	228	(a)	10,835	7,697	417	(b)	7,280
Net loss attributable to WoWo Limited	11,050	228	(a)	10,822	7,729	417	(b)	7,312

	Year				Year
	ended December 31, 2013				ended December 31, 2014
				Non-				Non-
	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP
Operating expenses:
Marketing	10,426	45	(c)	10,381	11,254	82	(d)	11,172
Selling, general and administrative	49,280	857	(c)	48,423	55,447	5,663	(d)	49,784
Total operating expenses	61,741	910	(c)	60,831	66,701	5,762	(d)	60,939
Loss from operations	32,071	910	(c)	31,161	43,668	5,762	(d)	37,906
Net loss attributable to WoWo Limited	32,172	910	(c)	31,262	43,856	5,762	(d)	38,094

Notes:

(a)  Adjustments to exclude share-based compensation of $12, $214 and $228, in marketing expense, selling, general and administrative expense and total operating expenses, respectively, from the unaudited condensed consolidated financial statements.

(b)  Adjustments to exclude share-based compensation of $22, $390 and $417, in marketing expense, selling, general and administrative expense and total operating expenses, respectively, from the unaudited condensed consolidated financial statements.

(c)  Adjustments to exclude share-based compensation of $45, $857 and $910, in marketing expense, selling, general and administrative expense and total operating expenses, respectively, from the unaudited condensed consolidated financial statements.

(d)  Adjustments to exclude share-based compensation of $82, $5,663 and $5,762, in marketing expense, selling, general and administrative expense and total operating expenses, respectively, from the unaudited condensed consolidated financial statements.

Contact:

Shayla Suen

IR Director, WoWo Limited

ir@55.com

Tel: 86-10-59065758

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200